

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 12, 2016

Megan Pydigadu
Group Chief Financial Officer
MiX Telematics Limited
Howick Close
Waterfall Park
Midrand, South Africa 1686

>   **Re: MiX Telematics Limited**
>   **Form 10-K for the fiscal year ended March 31, 2015**
>   **Filed June 26, 2015**
>   **File No. 001-36027**

Dear Ms. Pydigadu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

Risks Relating to Our Business

We depend on certain key suppliers and vendors…, page 8

1.   We note that you have entered into agreements with three contract manufacturers which you state are not interchangeable in the short term. Please tell us what consideration you gave to filing these agreements as exhibits pursuant to Instruction 4(b)(ii) to Item 19 of Form 20-F.

<u>Major Shareholders, page 78</u>

2.   In future filings, please state clearly the portion of each class of your securities held in the United State and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

<u>Material Contracts, page 82</u>

3.   We note that you have filed several agreements as exhibits to your Form 20-F that are not described in this section. Please provide the disclosure required by Item 10.C of Form 20-F and confirm that you will provide this disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Marjorie Adams, Esq.
       DLA Piper